SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

HOLIDAY RV SUPERSTORES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

434902 10 2

(CUSIP Number)

Stephen Adams

2575 Vista del Mar Drive, Ventura CA  93001

Phone:  (805) 667-4400

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 8, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this Schedule because of § 240.13d - 1(e), 240.13d - 1(f) or 240.13d - 1(g), check the following:              ☐

CUSIP NO. 434902 10 2

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stephen Adams as the grantor and sole trustee of The Stephen Adams Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 4,000,000 (1)(2)
8		SHARED VOTING POWER
9		SOLE DISPOSITIVE POWER 4,000,000 (1)(2)
10		SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2% (2)
14		TYPE OF REPORTING PERSON IN

Footnotes to Facing Sheet for Stephen Adams

(1)                                  Includes 250,000 shares that have not been issued and will only be issued if the Issuer does not complete a committed sale and lease transaction with an affiliate of the Reporting Person.

(2)                                  Of the shares reported, 3,000,000 shares represent shares of common stock issuable upon conversion of Series A Preferred Stock, 750,000 shares issuable upon exercise of warrants to purchase common stock, and 250,000 shares are only issuable as provided in footnote (1).  Until requisite shareholder approval has been obtained, the terms of the Series A Preferred Stock limit the conversion of the Series A Preferred Stock to an aggregate of 19.9% of the outstanding shares of common stock on January 8, 2002 and the warrants cannot be exercised.  Consents from the beneficial owners of more than a majority of the outstanding shares of common stock have been obtained so the requisite shareholder approval will be satisfied when an information statement is mailed to shareholders which is expected to occur within 60 days.  Therefore, for the purpose of this filing, all of such shares are reported as convertible or exercisable into common stock.

Item 1.                    Security and Issuer.

                This statement relates to the common stock, $.01 par value, (the "Common Stock") of Holiday RV Superstores, Inc. (the "Issuer").  The address of the Issuer's principal executive offices is 200 East Broward Street, Suite 920, Ft. Lauderdale, FL 33301.

Item 2.                    Identity and Background.

                (a) - (c)                   The name of the person filing this statement is:  Stephen Adams, a Connecticut resident, as the grantor and sole trustee of The Stephen Adams Living Trust, a revocable trust, that acquired the securities which are the subject of this Schedule 13D.  The business address for the Reporting Person is 2575 Vista del Mar Drive, Ventura CA  93001.

                (d) and (e)              During the last five years, the person filing this statement has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                (f)                                    Stephen Adams is a citizen of the United States of America.

Item 3.                    Source and Amount of Funds or Other Consideration.

                On January 8, 2002, The Stephen Adams Living Trust purchased 150 units of Issuer’s securities at $10,000 per unit for an aggregate of $1,500,000.  A unit (the “Units”) consists of 100 shares of a newly created Series A Preferred Stock, warrants to purchase 5,000 shares of Common Stock and, if the Issuer does not complete a committed sale and lease transaction with an affiliate of the Reporting Person, 1,667.67 shares of Common Stock.  The purchases were funded from personal funds of Mr. Adams.  The Reporting Person acquired a total of (a) 15,000 shares of Series A Preferred Stock convertible into 3,000,000 shares of Common Stock at the current conversion price, (b) warrants to purchase 750,000 shares of Common Stock at $.50 per share, and (c) 250,000 shares of Common Stock if the Issuer does not complete a committed sale and lease transaction with an affiliate of the Reporting Person.

Item 4.    Purpose of Transaction.

                The purchases herein reported by the Reporting Person were for investment purposes.  The Reporting Person also owns a controlling interest in Affinity Group Holding, Inc. (“AGHI”), a member-based marketing organization with complementary retail outlets in the United States.  AGHI operates the Good Sam Club, the President’s Club and the Coast to Coast Club for owners and operators of recreation vehicles and other recreation enthusiasts, including providing membership publications and products and services targeted to the recreational interests of club members.  AGHI also owns Camping World, a national specialty retailer of merchandise and services for RV owners, and one RV dealership.  There may be certain synergies between the Issuer and AGHI that may be explored by the parties.

                (a)           The Reporting Person may also make additional purchases of the Issuer’s securities.

                (b)           None at the present time.

                (c)           An affiliate of the Reporting Person has agreed to purchase the real property in Las Cruces, New Mexico where the Issuer operates one of its recreational dealerships and to lease back the property to the Issuer under a triple net, long-term lease.

                (d)           None at the present time, but the securities purchase agreement pursuant to which the Reporting Person and others acquired the Units provides that the holders of a majority of the shares of the Series A Preferred Stock can request a designee to the Issuer’s board of directors upon 61days prior written notice.

                (e)           The terms of the Series A Preferred Stock require the quarterly payment of the dividends on the outstanding shares of the Series A Preferred at an annual rate of 10% of the issuance price of $100 per share.  In addition, if dividends are paid on the Common Stock, the holders of the shares of the Series A Preferred Stock will be paid the same dividend as paid in respect to the Common Stock as if the shares of the Series A Preferred Stock had been converted into Common Stock.

                (f)            None at the present time.

                (g)           Issuance of the Series A Preferred Stock required an amendment to the Issuer’s Certificate of Incorporation through the filing of a Certificate of Designation, Rights and Preferences of the Series A Preferred Stock.  The terms of the Series A Preferred Stock require the redemption of the Series A Preferred Stock at 125% of the issuance price in the event of a sale, merger and consolidation of the Issuer.

                (h)           None at the present time.

                (i)            None at the present time.

                (j)            None at the present time, except as set forth above.

Item 5                     Interest in Securities of Issuer.

                (a)           The Reporting Person beneficially owns 4,000,000 shares of Common Stock or 45.2% of the Issuer’s currently outstanding Common Stock. Of the shares reported, 3,000,000 shares represent shares of Common Stock issuable upon conversion of Series A Preferred Stock, 750,000 shares represent shares issuable upon exercise of warrants to purchase Common Stock, and 250,000 shares are only issuable as provided in footnote (1) to the facing sheet to this Schedule 13D.  Reference is made to footnotes (1) and (2) to the facing sheet to this Schedule 13D.

                (b)           The Reporting Person has the sole voting and dispositive power over 4,000,000 shares of Common Stock beneficially owned by The Stephen Adams Living Trust, representing approximately 45.2% of the Issuer’s currently outstanding Common Stock.

                (c)           During the past sixty days, the persons named in Item 5(a) did not make any purchases of the Issuer’s common Stock:

                (d) and (e)              Not Applicable.

Item 6.                    Contracts, Agreements, Understandings or Relationships with respect to

                                Securities of the Issuer.

                None.

Item 7.                    Material to be filed as Exhibits.

None.

Signature

                                                After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    January 17, 2002

/s/ Stephen Adams

Stephen Adams